UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On December 9, 2015, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) held its 2015 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on seven proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on November 3, 2015. Based on the presence in person or by proxy of holders of our outstanding ordinary shares constituting a quorum, each of the following proposals was duly adopted:

1.	The re-election to our Board of Directors of Mr. Marek Panek, for a term expiring at our next annual general meeting of shareholders;

2.	The re-election to our Board of Directors of Mr. Rafal Kozlowski, for a term expiring at our next annual general meeting of shareholders;

3.	The re-election to our Board of Directors of Ms. Dafna Cohen, for a term expiring at our next annual general meeting of shareholders;

4.	The re-election to our Board of Directors of Ms. Iris Yahal as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law;

5.	The re-election to our Board of Directors of Mr. Eli Zamir as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Companies Law;

6.	The approval of the renewal of the directors and officers insurance policy for the directors and officers of Formula and its affiliates; and

7.	The approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and until our next annual general meeting of shareholders, and authorization of our Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: December 10, 2015	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer